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                            Symyx Technologies, Inc.
                             3100 Central Expressway
                              Santa Clara, CA 95051
                                 (408) 764-2000

                                 March 29, 2000


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
ATTN:  Andrew Thorpe

     RE:  SYMYX TECHNOLOGIES
          REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON
          FORM S-1 (FILE NO. 333-32594)

Dear Ladies and Gentlemen:

     Due to the market conditions, Symyx Technologies, Inc. (the "Registrant") hereby withdraws its Registration Statement ("Registration Statement") on Form S-1 (File No. 333-32594) filed with the Commission on March 15, 2000. The Registrant has not offered or sold any of its securities by means of the preliminary prospectus contained in such Registration Statement.

     The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for future use.

     Please do not hesitate to contact Christopher D. Mitchell or Alexander D. Phillips of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 with any questions you may have regarding the Registration Statement.

                                        Very truly yours,

                                        SYMYX TECHNOLOGIES, INC.

                                        /s/ Jeryl L. Hilleman
                                        --------------------------------
                                        Jeryl L. Hilleman
                                        Senior Vice President of Finance
                                        And Chief Financial Officer